Filed by BPGC Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

File No.: 001-40201

Subject Company: BPGC Acquisition Corp.

Date: August 4, 2025

iRocket Announces $640 Million Multi-Year Launch Agreement with SpaceBelt KSA to Deliver Secure and Autonomous Satellite Infrastructure for Saudi Arabia and Beyond

●	iRocket to support SpaceBelt KSA’s satellite launch integration, mission planning, and propulsion systems for up to 30 upcoming SpaceBelt KSA orbital launches across Saudi Arabia and the Gulf

●	$640 million agreement to be fulfilled over a five-year period; long-term, recurring contract with a national space infrastructure platform further demonstrates iRocket’s differentiated technology, scalability, and go-to-market strategy

Los Angeles, CA, and New York, NY, August 4, 2025 – Innovative Rocket Technologies Inc. (“iRocket” or the “Company”), a next-generation reusable space rocket developer, and BPGC Acquisition Corp. (“BPGC”), a special purpose acquisition company sponsored by industrialist investor The Hon. Wilbur Ross, the 39th U.S. Secretary of Commerce with more than 55 years of private equity and investment banking experience, and BPGC Management LP, an independent private equity firm dedicated to opportunistic buyouts and special situations transactions in the global industrials, materials and chemicals sectors, announced today that iRocket has entered into a five-year launch integration, mission planning, and propulsion systems agreement with SpaceBelt KSA (“SpaceBelt KSA”), a Saudi-based space logistics and satellite security platform focused on building sovereign, encrypted communication infrastructure across the Gulf region, for a total contract value of up to $640 million.

Asad Malik, CEO of iRocket, said, “This partnership places iRocket at the forefront of one of the most strategic and forward-looking space innovation initiatives in the Middle East, and, importantly, further validates our position as a go-to services provider. We believe that our multi-year agreement with SpaceBelt KSA reflects the global demand for securing economically viable and scalable space access as nations and corporations alike seek to strengthen their communication and surveillance capabilities.”

The Hon. Wilbur Ross, Nadim Qureshi

Cliff Beek, Asad Malik

“This relationship marks a significant step in our journey to become a regional and global leader in secure space operations,” commented Cliff Beek, CEO of SpaceBelt KSA. “Aligning our efforts with the iRocket team advances our vision to build sovereign space-based infrastructure for the Kingdom that delivers strategic value across defense, enterprise, and diplomacy sectors.”

“As a private entity, we are proud to partner with leading innovators in space systems to develop the core infrastructure for sovereign space logistics, supporting both the national and commercial ambitions of Saudi Arabia’s Vision 2030,” said Eng. Mohammed Al-Tuwaijri, Co-Founder and Chairman of SpaceBelt KSA. “We hope this collaboration will not only strengthen Saudi Arabia’s technological capabilities and create new high-skilled jobs, but also enhance the Kingdom’s position as a regional leader in the space sector, attract international investment, and drive economic diversification for the benefit of all Saudis.”

Under the agreement, iRocket will provide launch vehicle integration, mission planning, and propulsion system for up to 30 of SpaceBelt KSA’s upcoming orbital launches. The partnership includes multiple launches of satellite constellations, laying the foundation for a secure, resilient, and autonomous space-based communications network across Saudi Arabia and the broader Gulf Cooperation Council (“GCC”) region. The collaboration also includes joint testing and future launch operations within the GCC, paving the way for technology transfer, regional manufacturing, and the expansion of space-based capabilities that support both national security and commercial growth.

SpaceBelt KSA’s mission is to secure the future of space-based communications platforms in Saudi Arabia and the region through its patented satellite technologies. By enabling encrypted satellite networks, secure data transmission, and digitally sovereign infrastructure, the Company is advancing a tech-driven future that supports Saudi Arabia’s broader space innovation strategy under Vision 2030.

About iRocket

Since 2018, iRocket is transforming rapid and responsive access to space with the development of its Shockwave launch vehicle, which is uniquely designed for recovery and reuse of all of its stages. Just as airplanes fly multiple flights, we will Recondition, Reload, and Relaunch™ our rockets in under 24 hours. iRocket’s patented liquid rocket engines will maintain high efficiency through descent as well as ascent. Our engines will be fueled with sustainable liquid oxygen and methane, which burns cooler, imparts less stress on components, and further supports iRocket’s unique 24-hour turn-around time. Being on a leading edge with its rocket engine expertise, iRocket is also developing solid rocket motors that will transform boosters, missiles, and interceptors. For more about iRocket, visit www.irocketusa.com. You can also follow iRocket on LinkedIn @iRocket and on X (formerly Twitter) at @iRocketUSA @innovasad.

About SpaceBelt KSA

SpaceBelt KSA is a space-based satellite security and logistics platform based in the Kingdom of Saudi Arabia. The company develops encrypted communication, sovereign satellite systems, and secure orbital infrastructure aligned with Saudi Arabia’s Vision 2030 and the Kingdom’s broader digital transformation goals.

To learn more, visit https://www.spacebeltksa.com

About BPGC Acquisition Corp.

BPGC Acquisition Corp. is a blank check company sponsored by BPGC Sponsor, LLC, whose members include BPGC Management LP and the Hon. Wilbur Ross. BPGC Management LP is an independent private equity firm dedicated to opportunistic buyouts and special situations transactions in the global industrials, materials and chemicals sectors. BPGC is focused on partnering with exceptional businesses to drive long-term value creation. We invest with conviction, support management teams with strategic insight, and bring operational expertise to unlock growth across our portfolio. BPGC’s senior professionals have led or participated in investments in leading global or regional companies amounting to over $15 billion in aggregate value across 14 countries, spanning North America, Europe, and Asia. BPGC Management LP’s partners previously served in various leadership roles at Invesco Private Capital and WL Ross & Co., and share a deep heritage of successfully investing across multiple geographies for over 20 years. BPGC Management LP manages over $700 million in assets under management (AUM) and is headquartered in New York City.

Additional Information and Where to Find It

In connection with the Proposed Transaction, Holdco and iRocket intend to file a registration statement on Form S-4 with the SEC, which will include a proxy statement to BPGC shareholders and a prospectus for the registration of Holdco securities to be issued in connection with the Proposed Transaction (as amended from time to time, the “Registration Statement”). After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of BPGC as of a record date to be established for voting on the Proposed Transaction and will contain important information about the Proposed Transaction and related matters. Shareholders of BPGC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about BPGC, Holdco, iRocket and the Proposed Transaction. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: BPGC Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attn: Nadim Qureshi, Chairman, Chief Executive Officer and President. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF BPGC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Participants in the Solicitation

BPGC, iRocket, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of BPGC’s shareholders in connection with the Proposed Transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of BPGC’s directors and officers in BPGC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to BPGC’s shareholders in connection with the Proposed Transaction will be set forth in the proxy statement/prospectus for the Proposed Transaction when available. Information concerning the interests of the Company’s, Holdco’s and BPGC’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Transaction when it becomes available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. BPGC’s, Holdco’s and/or iRocket’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement with SpaceBelt KSA or a failure of SpaceBelt KSA to fulfill its obligations under the agreement; (2) iRocket’s future ability to provide launch services and recognize revenue under the agreement with SpaceBelt KSA; (3) iRocket’s ability to perform the agreement with SpaceBelt KSA in a cost-effective manner; (4) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Proposed Transaction, (5) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Proposed Transaction and definitive agreements with respect thereto; (6) the inability to complete the Proposed Transaction, including due to failure to obtain approval of the shareholders of iRocket and BPGC or other conditions to closing; (7) the inability to obtain or maintain the listing of Holdco’s shares on Nasdaq or another national securities exchange following the Proposed Transaction; (8) the ability of BPGC to become current in its SEC filings; (9) the risk that the Proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Proposed Transaction; (10) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (11) costs related to the Proposed Transaction; (12) changes in applicable laws or regulations; (13) the inability of iRocket or Holdco to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction; (14) the risk that additional financing in connection with the Proposed Transaction, or additional capital needed following the Proposed Transaction to support iRocket’s or Holdco’s business or operations, may not be raised on favorable terms or at all; (15) the risk that iRocket’s signed letters of intent and memorandum of understandings may not result in definitive agreements or generate revenue; and (16) other risks and uncertainties included in documents filed or to be filed with the SEC by Holdco, iRocket and/or BPGC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Holdco, iRocket and BPGC from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that none of BPGC, Holdco or iRocket presently know, or that BPGC, Holdco, and/or iRocket currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 8-K. Past performance by iRocket’s or BPGC’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of iRocket’s or BPGC’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Holdco, iRocket or BPGC will, or are likely to, generate going forward. None of BPGC, Holdco or iRocket undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Investors:

Nicholas Hresko-Staab

Vice President

Alliance Advisors

IRocketIR@allianceadvisors.com

Media:

Fatema Bhabrawala

Director

Alliance Advisors

IRocketIR@allianceadvisors.com